UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

Pursuant to Section 12(b) or (g) of the

Securities Exchange Act of 1934

HUBBELL INCORPORATED

(Exact Name of Registrant as Specified in its Charter)

CONNECTICUT	06-0397030
(State of Incorporation or Organization)	(IRS Employer Identification Number)

40 Waterview Drive, Shelton, Connecticut	06484
(Address of Principal Executive Offices)	(Zip Code)

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box:    ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box:    ☐

Securities Act registration statement file number to which this form relates: 333-206898

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class to be so Registered	Name of Each Exchange on Which Each Class is to be Registered
Common Stock	New York Stock Exchange

Series A Junior Participating Preferred Share Purchase Rights	New York Stock Exchange

Securities to be registered pursuant to Section 12(g) of the Act:

None

(Title of Each Class)

Explanatory Note

On December 23, 2015, Hubbell Incorporated (the “Company”) completed the reclassification of the Company’s dual-class common stock into a single class of common stock (the “Reclassification”), effective as of 11:59 p.m. on such date (the “Effective Time”). Pursuant to the Reclassification, among other things, each share of the Company’s Class A common stock, par value $0.01 per share (the “Class A Common Stock”), issued and outstanding immediately prior to the Effective Time and each share of Class B common stock of the Company, par value $0.01 per share (the “Class B Common Stock”), issued and outstanding immediately prior to the Effective Time will be reclassified into one share of common stock of the Company, par value $0.01 per share and having one vote per share upon all matters brought before any meeting of the Shareholders (the “Common Stock”). Trading in the Class A Common Stock and the Class B Common Stock on the New York Stock Exchange will be suspended, and trading in the Company’s single class of Common Stock will commence on the New York Stock Exchange on December 24, 2015, under the ticker “HUBB.”

Also on December 23, 2015, prior to the Effective Time, the Company and Computershare Inc. (successor to Mellon Investor Services LLC and ChaseMellon Shareholder Services, L.L.C.) (the “Rights Agent”) entered into a Second Amended and Restated Rights Agreement, dated as of December 23, 2015 (the “Second Amended and Restated Rights Agreement”), which amended and restated the Company’s existing Amended and Restated Rights Agreement, dated as of December 17, 2008, between the Company and the Rights Agent.

Item 1.	Description of Securities To Be Registered.

Common Stock

The description of the Company’s Common Stock is set out under the captions “Description of Capital Stock after the Reclassification—Common Stock” and “Description of Capital Stock after the Reclassification—Anti-Takeover Provisions” in the Company’s definitive proxy statement/prospectus, dated November 24, 2015, filed pursuant to Rule 424(b)(3), related to Amendment No. 3 to the Company’s Registration Statement on Form S-4 (file no. 333-206898) filed with the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Securities Act”), on November 19, 2015 and declared effective November 23, 2015, and is incorporated in this Form 8-A by reference. Any subsequent form of prospectus filed pursuant to Rule 424(b), any subsequent amendment or any report filed for the purpose of updating such description is deemed to be incorporated in this Form 8-A by reference.

A copy of the Amended and Restated Certificate of lncorporation of the Company is filed as Exhibit 3.1 to this Form 8-A and is incorporated herein by reference. A copy of the Amended and Restated By-Laws of the Company is filed as Exhibit 3.2 to this Form 8-A and is incorporated herein by reference.

Series A Junior Participating Preferred Share Purchase Rights

A summary of the terms of the Second Amended and Restated Rights Agreement follows. This description is only a summary, does not purport to be complete, and should be read together with, and is qualified by reference to, the Second Amended and Restated Rights Agreement, a copy of which has been filed as Exhibit 4.1 to this Form 8-A and is incorporated herein by reference.

The Rights. The Company’s Board of Directors authorized the issuance of a preferred share purchase right with respect to each outstanding share of Class A Common Stock and each outstanding share of Class B Common Stock on December 9, 1998. Pursuant to the Second Amended and Restated Rights Agreement, each former Class A right and Class B right has been amended to be a preferred share purchase right for each outstanding share of Common Stock (each, a “Right”). Prior to the Distribution Date, described below, the Rights trade with and are inseparable from the Common Stock. The Rights are evidenced only by certificates or book entries that represent shares of Common Stock. New Rights will accompany any new shares of Common Stock we issue after the effectiveness of the Second Amended and Restated Rights Agreement until the Distribution Date.

Exercise Price. Each Right allows its holder to purchase from our Company one one-thousandth of a share of Series A Junior Participating Preferred Stock (“Preferred Stock”) for $300, once the Right becomes exercisable. This portion of a share of Preferred Stock will give the shareholder approximately the same dividend, voting, and liquidation rights as would one share of Common Stock. Prior to exercise, the Right does not give its holder any dividend, voting, or liquidation rights.

Exercisability. The Rights will not be exercisable until the tenth day after the public announcement that a person or group has become an “Acquiring Person” by obtaining beneficial ownership of 15% or more of the Company’s outstanding Common Stock.

Certain synthetic interests in securities created by derivative positions, whether or not such interests are considered to be ownership of the underlying Common Stock or are reportable for purposes of Regulation 13D of the Securities Exchange Act of 1934, as amended, are treated as beneficial ownership of the number of shares of the Company’s Common Stock equivalent to the economic exposure created by the derivative position, to the extent actual shares of the Company’s Common Stock are directly or indirectly held by counterparties to the derivatives contracts. Swaps dealers unassociated with any control intent or intent to evade the purposes of the rights agreement are excepted from such imputed beneficial ownership.

We refer to the date when the Rights become exercisable as the “Distribution Date.” Until that date, the Common Stock certificates (or, in the case of uncertificated shares, notations in the book-entry account system) will also evidence the Rights, and any transfer of shares of Common Stock will constitute a transfer of Rights. After that date, the Rights will separate from the Common Stock and be evidenced by book-entry credits or by Rights certificates that we will mail to all eligible holders of Common Stock. Any Rights held by an Acquiring Person are void and may not be exercised.

Consequences of a Person or Group Becoming an Acquiring Person.

•	Flip In. If a person or group becomes an Acquiring Person, all holders of Rights except the Acquiring Person may, for $300, purchase shares of our Common Stock with a market value of $600, based on the market price of the Common Stock prior to such acquisition.

•	Flip Over. If our Company is later acquired in a merger or similar transaction after the Distribution Date, all holders of Rights except the Acquiring Person may, for $300, purchase shares of the acquiring corporation with a market value of $600 based on the market price of the acquiring corporation’s stock, prior to such merger.

•	Notional Shares. Shares held by Affiliates and Associates of an Acquiring Person, and Notional Shares held by counterparties to a Derivatives Contract with an Acquiring Person, will be deemed to be beneficially owned by the Acquiring Person.

Preferred Stock Provisions.

The value of a one one-thousandth interest in a share of Preferred Stock should approximate the value of one share of Common Stock.

Each one one-thousandth of a share of Preferred Stock, if issued:

•	will not be redeemable;

•	will entitle holders to quarterly dividend payments of $0.01 per one one-thousandth share, or an amount equal to the dividend paid on one share of Common Stock, whichever is greater;

•	will entitle holders upon liquidation either to receive $0.10 per one one-thousandth share, or an amount equal to the payment made on one share of Common Stock, whichever is greater;

•	will have the same voting power as one share of Common Stock;

•	in the event that shares of the Common Stock are exchanged via share exchange, merger or a similar transaction, will entitle holders to a per share payment equal to the payment made on one share of Common Stock.

Expiration. The Rights will expire at the close of business on December 17, 2016.

Redemption. Our Board may redeem the Rights for $0.01 per Right at any time before any person or group becomes an Acquiring Person. If our Board redeems any Rights, it must redeem all of the Rights. Once the Rights are redeemed, the only right of the holders of Rights will be to receive the redemption price of $0.01 per Right. The redemption price will be adjusted if we have a stock split or stock dividends of our Common Stock.

Exchange. After a person or group becomes an Acquiring Person, but before an Acquiring Person owns 50% or more of our outstanding Common Stock, our Board may extinguish the Rights by exchanging one share of Common Stock or an equivalent security for each Right, other than Rights held by the Acquiring Person.

Anti-Dilution Provisions. Our Board may adjust the purchase price of shares of Preferred Stock, the number of shares of Preferred Stock issuable and the number of outstanding Rights to prevent dilution that may occur from a stock dividend, a stock split, a reclassification of the shares of Preferred Stock or Common Stock. No adjustments to the Exercise Price of less than 1% will be made.

Item 2.	Exhibits.

Exhibit No.	Description

3.1	Amended and Restated Certificate of Incorporation of Hubbell Incorporated

3.2	Amended and Restated By-Laws of Hubbell Incorporated, as amended on May 7, 2013 (incorporated by reference to Exhibit 3.1 to Hubbell Incorporated’s current report on Form 8-K, filed with the SEC on May 10, 2013).

4.1	Second Amended and Restated Rights Agreement, dated as of December 23, 2015, by and between Hubbell Incorporated and Computershare Inc., as Rights Agent, which includes the form of Right Certificate, as Exhibit A, and the Summary of Rights to Purchase Preferred Shares, as Exhibit B.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

HUBBELL INCORPORATED

By:	/s/ An-Ping Hsieh
Name: An-Ping Hsieh Title: Vice President and General Counsel

Date: December 23, 2015

EXHIBIT INDEX

Exhibit No.	Description

3.1	Amended and Restated Certificate of Incorporation of Hubbell Incorporated

3.2	Amended and Restated By-Laws of Hubbell Incorporated, as amended on May 7, 2013 (incorporated by reference to Exhibit 3.1 to Hubbell Incorporated’s current report on Form 8-K, filed with the SEC on May 10, 2013).

4.1	Second Amended and Restated Rights Agreement, dated as of December 23, 2015, by and between Hubbell Incorporated and Computershare Inc., as Rights Agent, which includes the form of Right Certificate, as Exhibit A, and the Summary of Rights to Purchase Preferred Shares, as Exhibit B.